Filed by: Expro Group Holdings N.V.

Commission File No.: 001-36053

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Expro Ltd

Registration No.: 333-294836

PRESS RELEASE	FOR IMMEDIATE RELEASE

Expro Reiterates Benefits of Redomiciliation

HOUSTON – June 4, 2026 – Expro Group Holdings N.V. (NYSE: XPRO) (the “Company” or “Expro”) filed its definitive proxy statement on April 21, 2026 with the Securities and Exchange Commission (“SEC”) in connection with Expro’s proposal to redomicile from the Netherlands to the Cayman Islands.

On June 3, 2026, Institutional Shareholder Services (“ISS”), a proxy advisory firm, revised its initial recommendation regarding the proposal to redomicile from the Netherlands to the Cayman Islands and the two related amendments to our articles of association (collectively “Items 1, 2, and 3”). ISS now recommends that shareholders vote FOR Items 1, 2, and 3. ISS reached this conclusion after reviewing the additional information the Board provided to our shareholders on June 1, filed with the SEC on the same date. ISS’s revised view reaffirms the Board’s belief that the migration delivers concrete, quantifiable benefits to Expro and our shareholders, and it does so without disenfranchising or significantly diminishing the rights of our shareholders.

The benefits, in brief:

•	Recurring cost savings. More than $600,000 a year in expected recurring savings across audit, legal, tax and administrative functions — more than $1 million a year once avoided EU sustainability-reporting costs are counted. The one-time costs of the transaction are expected to be recovered within one to three years.

•	Greater capacity to return capital. Ending Dutch tax residency removes the Netherlands’ 15% withholding tax on dividends and certain share repurchases — a direct drag on returning capital to our shareholders — and gives the Board greater flexibility to return capital to shareholders through repurchases and dividends.

•	Index eligibility and investor visibility. A Cayman-domiciled Expro can be classified as a U.S.-domiciled issuer for index purposes, which we believe improves our eligibility for S&P index inclusion and our visibility with U.S. investors. Our current Dutch structure does not qualify.

•	A structure built for growth through M&A. Share issuances by a Cayman company are faster, simpler and less costly than those by a Dutch company, making Expro a more attractive counterparty in a consolidating sector.

Just as important is what does not change:

•	One Expro Cayman ordinary share for each Expro N.V. share, on a one-for-one basis. No dilution and no change to our shareholders’ economic interest.

•	The same business, management and Board, the same Houston headquarters and the same employees, and continued listing on the NYSE under “XPRO.”

•	Our one-share, one-vote structure, and the full U.S. public-company governance regime — NYSE listing standards, SEC reporting and proxy rules and Sarbanes-Oxley — all continue to apply.

Approval of Item 3 requires the affirmative vote of two-thirds of the votes cast at the annual general meeting. Because that is a high threshold, every shareholder’s vote matters. Expro’s Board unanimously recommends a vote FOR Items 1, 2, and 3. Oak Hill Advisors, which holds approximately 10.5% of our shares and is represented on the Board, has agreed to vote in favor.

Expro’s Board of Directors respectfully ask that shareholders vote FOR Items 1, 2, and 3 today. Shareholders can contact our proxy solicitor with any questions or to discuss the transaction:

Okapi Partners LLC

(212) 297-0720

Toll free: (888) 785-6709

info@okapipartners.com

ABOUT EXPRO

Working for clients across the entire well life cycle, Expro is a leading provider of energy services, offering cost-effective, innovative solutions and what the Company considers to be best-in-class safety and service quality. The Company’s extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity.

With roots dating to 1938, Expro has approximately 7,000 employees and provides services and solutions to leading energy companies in both onshore and offshore environments in more than 60 countries.

For more information, please visit: www.expro.com and connect with Expro on X @ExproGroup and LinkedIn @Expro.

Important Information for Shareholders

In connection with the proposed change to the Company’s corporate domicile from the Netherlands to the Cayman Islands (the “Redomicile”), Expro Ltd (“Expro Cayman”) has filed a registration statement on Form S-4 (the “Registration Statement”), which includes Expro Cayman’s prospectus as well as the Company’s proxy statement (the “Proxy Statement/Prospectus”), with the SEC. The Registration Statement was declared effective by the SEC on April 21, 2026. Expro Cayman filed a final prospectus and the Company filed the definitive Proxy Statement/Prospectus, in each case, on April 21, 2026. The definitive Proxy Statement/Prospectus was first mailed to the Company’s shareholders on or about April 21, 2026 in connection with the proposed change to the Company’s corporate domicile. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EXPRO CAYMAN, THE REDOMICILE AND RELATED MATTERS. Investors and securityholders can obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders can obtain free copies of the documents filed with the SEC on the Company website at www.expro.com or by contacting the Company’s Corporate Secretary.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Contact:

Dave Wilson - Vice President Investor Relations

+1 (281) 384-1544

InvestorRelations@expro.com